MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX”)

DEALINGS IN SECURITIES BY A DIRECTOR AND BY A DIRECTOR OF MAJOR SUBSIDIARIES OF MIX

Shareholders are advised of the following information relating to dealings in securities by a director and by a director of major subsidiaries of MiX in respect of the sale of shares received following the exercise of share options under the MiX Telematics Group Executive Incentive Scheme:

Name of director:	Stefan Joselowitz
Transaction date:	18 June 2014
Class of securities:	Ordinary shares
Number of securities	650 000
Price per security:	R4.20
Total value:	R2 730 000.00
Nature of transaction:	On-market sale of shares following the exercise of the share options in order to settle the exercise price and related tax obligations
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Gert Pretorius
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited and MiX Telematics Investments Proprietary Limited
Transaction date:	17 June 2014
Class of securities:	Ordinary shares
Number of securities	125 000
Price per security:	R4.12
Total value:	R515 000.00
Nature of transaction:	On-market sale of shares following the exercise of the share options
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

19 June 2014

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